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                             November 9, 2022

       Stephen D. Griffin
       Chief Financial Officer
       VSE Corporation
       6348 Walker Lane
       Alexandria, VA 22310

                                                        Re: VSE Corporation
                                                            Form 10-K for
Fiscal Ended December 31, 2021
                                                            Filed March 11,
2022
                                                            Form 8-K as of July
27, 2022
                                                            Filed July 28, 2022
                                                            File No. 000-03676

       Dear Stephen D. Griffin:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K as of July 27, 2022

       Management Commentary

   1. We note your discussion of Aviation segment adjusted EBITDA in the "Management
                                                        Commentary" section.
Please present the most directly comparable GAAP measure with equal or greater
prominence when presenting a non-GAAP measure. This comment also applies to your
discussion in the "Segment Results" section. Refer to Item 10(e)(1)(i)(A)
                                                        of Regulation S-K and
Question 102.10 of the Non-GAAP Compliance and Disclosure
                                                        Interpretations.
       Non-GAAP Financial Information

   2. Please tell us how the adjustments used in the calculation of each of your non-GAAP measures are in
compliance with Questions 100.01 and 100.04 of the Non-GAAP
 Stephen D. Griffin
VSE Corporation
November 9, 2022
Page 2
         Compliance and Disclosure Interpretations. Your response should specifically identify and discuss each of these adjustments individually.
Strategic Update

3. Please balance your discussion of "Growing Adjusted EBITDA" with a discussion of your
         GAAP results. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of
         the Non-GAAP Compliance and Disclosure Interpretations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Theresa Brillant at 202-551-3307 with any questions.



FirstName LastNameStephen D. Griffin                         Sincerely,
Comapany NameVSE Corporation
                                                             Division of
Corporation Finance
November 9, 2022 Page 2                                      Office of Trade &
Services
FirstName LastName